MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THIRD QUARTER ENDED
SEPTEMBER 30, 2025

The following management's discussion and analysis ("MD&A"), which is dated as of November 13, 2025, provides a review of the activities, results of operations and financial condition of Loncor Gold Inc. (the "Company" or "Loncor") as at and for the three and nine month periods ended September 30, 2025, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2025 (the "Third Quarter Financial Statements"), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2024 (the "Annual Financial Statements"). As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual information form dated March 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding completion of the terms and conditions of the plan of arrangement transaction (the "Transaction") with Chengtun Gold Ontario Inc. (the "Purchaser"), receipt of Loncor shareholder and court approval of the Transaction, the Purchaser advancing funds to the Company, the expected closing date of the Transaction, the Company ceasing to be a reporting issuer in Canada and a registrant with the SEC in the United States, the delisting of Loncor's common shares  mineral resource estimates, potential mineral resource increases, exploration results, future exploration and development, potential mineral resources, results of the Adumbi deposit Preliminary Economic Assessment ("PEA"), potential underground mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons, the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction, risks relating to the abilities of the parties to satisfy conditions precedent to the Transaction, a third party superior proposal materializing prior to the completion of the Transaction, the possibility that actual circumstances will differ from the estimates and assumptions used in the Adumbi PEA, the possibility that drilling or development programs will be delayed, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.67% of these resources being attributable to Loncor via its 84.67% interest in the Imbo Project.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020-2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.  The Company is currently carrying out a deep drilling program at Adumbi.

In October 2025, the Company and Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), Ltd, through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun Mining" or the "Purchaser"), announced they had entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which Chengtun Mining will acquire all the outstanding common shares of Loncor (each, a "Loncor Share"), in exchange for Cdn$1.38 per Loncor Share (the "Consideration") in an all-cash transaction by way of a court-approved plan of arrangement under the Ontario Business Corporations Act (the "Transaction").  Pursuant to the Arrangement Agreement, each outstanding Loncor stock option and Loncor common share purchase warrant outstanding at the effective time of the Transaction, will be deemed to be surrendered, assigned and transferred by the holder thereof to Loncor in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such stock option or warrant, as applicable.  The Arrangement Agreement also provides that the Purchaser will provide to Loncor refundable advances totalling US$3,000,000 within the 60 day period following the date of the Arrangement Agreement.  These advances are to be used in connection with the Company's ongoing exploration program at the Adumbi deposit and for general corporate purposes.  The completion of the Transaction is subject to a number of terms and conditions, including without limitation the following: (i) approval of Loncor shareholders; (ii) acceptance of the Toronto Stock Exchange; (iii) approval of the Ontario Superior Court; and (iv) other standard conditions of closing for a transaction of this nature.  There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.  Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the Transaction is expected to close by the end of December 2025.  Following completion of the Transaction, the Loncor Shares are expected to be de-listed from the Toronto Stock Exchange.  Loncor will also apply to cease to be a reporting issuer under Canadian securities laws and a registrant with the United States Securities and Exchange Commission.

In February, March, April, May, July and October 2025, the Company announced drilling results from its ongoing deep drilling program at the Company's 3.66 million ounce Adumbi deposit.  Reference is made to the Company's February 26, 2025,  March 10, 2025, April 25, 2025, May 6, 2025, July 29, 2025 and October 23, 2025 press releases for further details.

In August 2025, the Company announced that an additional core rig had arrived at Adumbi to accelerate the deep drilling program at the Company's Adumbi deposit.  The mobilised drill rig is a multipurpose PRD Multi Star, track mounted rig capable of coring down to 1,500 metres with also the capability for reverse circulation drilling.  Thus there is the potential to pilot some of the deep holes by reverse circulation from surface and then core down to the target depth.

In July 2025, the Company reported that, in response to an unsolicited, confidential non-binding offer received from an interested party for a potential transaction, the Company's board of directors (the "Board") has established a Special Committee of the Board comprised only of independent directors of the Company.  The mandate of the Special Committee includes, among other things, (i) independently and objectively reviewing and considering the potential transaction and, if considered advisable by the Special Committee, alternative transactions that may be available to the Company, and (ii) making recommendations to the Board.

In June 2025, the Company completed a debt settlement with KGL Resources Ltd. ("KGL"), pursuant to which KGL issued to Loncor 8,857,142 common shares at a deemed issue price of $0.07 per share to settle indebtedness of $454,460 (Cdn$620,000) owed to Loncor for cash loans and advances and interest thereon. As a result of this transaction, the Company owns 60.23% of the outstanding common shares of KGL.

In May 2025, the Company closed a brokered private placement (the "Financing") of 17,090,910 units of the Company (the "Units") at a price of Cdn$0.55 per Unit for total gross proceeds of Cdn$9,400,000.  Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant").  Each whole Warrant entitles the holder to purchase one common share of the Company at an exercise price of Cdn$0.80 until May 23, 2028. The Company intends to use the net proceeds of the Financing for the continued exploration and advancement of the Company's Imbo Project, as well as for general corporate purposes.

In January 2024, the Company announced that drilling tenders had been sent to a number of drilling companies to bid on a 11,000-metre-deep drilling program at its priority gold exploration target below the Adumbi USD1,600/oz pit shell.  Fifteen intersections are proposed below the pit shell in order to outline an inferred underground mineral resource.  In June 2024, the Company announced that drill contracts had been signed and three core rigs were being mobilised for the proposed drill program at Adumbi and along strike from Adumbi.  In October 2024, the Company announced that drilling had commenced on the deep drilling program at Adumbi.  Scout drilling using a man-portable core rig also commenced on four exploration targets, 8 to 13 kilometers to the southeast of Adumbi on the same major structural shear and where an initial 12 (2,400 metre) hole drill program was planned.  In January 2025, the Company announced drilling results from this scout drilling program (reference is made to the Company's January 17, 2025 press release for further details).

In December 2023, the Company entered into an agreement for the sale of Loncor's Makapela Project (a non-core asset of the Company) for US$10,000,000 cash.  The agreement called for the sale price to be paid in a series of progress payments beginning with a deposit of US$1,500,000. A total of US$8,000,000 was received by the Company during the tweve months ending December 31, 2024. The balance of the progress payments, totaling US$500,000, was paid upon completion of the transfer of title to the buyer, which payment occurred during the first quarter of 2025.

Qualified Person

Peter N. Cowley, a director and President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Report

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Results of Operations

For the three and nine months ended September 30, 2025, the Company reported a net loss of $972,872 and $2,242,985 respectively compared to a net loss of $643,923 and $2,083,538 for the respective three and nine months ended September 30, 2024. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the three and nine month periods ended September 30, 2025 in the expense categories described below as compared to the three and nine month periods ended September 30, 2024:

Consulting, management and professional fees

Consulting, management and professional fees increased to $501,822 and $1,059,458  during the respective three and nine months ended September 30, 2025 as compared to $291,134 and $703,065 incurred during the respective comparative periods in 2024. Consulting fees amounted to $365,685 and $752,725 respectively, for the three and nine months ended September 30, 2025  (compared to $218,248 and $481,695 during the respective comparative periods in 2024) of which $90,712 and $148,970 were in relation to share-based payment expenses for stock options issued to consultants during the respective three and nine-months ending September 30, 2025 (compared to share-based payments of $91,446 and $118,178 for the respective periods ending September 30, 2024). Professional fees, which included mainly legal fees, amounted to $100,820 and $222,214 for the respective three and nine months ended September 30, 2025 (compared to $49,036 and $149,768 for the respective comparative periods in 2024). Management fees of $35,317 and $84,519 were in relation to directors' fees recorded during the respective three and nine-month periods ended September 30, 2025 compared to $23,850 and $71,602 for the respective three and nine-month periods ended September 30, 2024.

Employee benefits

The Company's employee benefits increased slightly to $246,986 and $721,597 for the respective three and nine-month periods ended September 30, 2025 compared to $240,754 and $697,197 incurred during the respective three and nine-month periods ended September 30, 2024. The increase in costs was mainly due fluctuations in the Canadian exchange rate.

Office and sundry

Office and sundry expenses were $43,020 and $126,495 for the respective three and nine-month periods ended September 30, 2025 as compared to $27,275 and $280,877 incurred during the respective corresponding periods in 2024. In 2024 office expenses were significantly higher due to government fees and taxes of $156,856 related to Loncor's Makapela property that was held for sale.

Share-based payments

The share-based payment expense in relation to stock options granted to employees, directors and officers of the Company during the respective three and nine-month periods ended September 30, 2025 was $34,947 and $294,084, compared to $106,226 and $227,345 incurred during the respective comparative periods of 2024.

Travel and promotion

The Company's travel and promotion expenses increased to $141,513 and $353,829 during the respective three and nine-month periods ended September 30, 2025, compared to $44,674 and $177,793 incurred during the respective corresponding periods in 2024 as a result of increased marketing and investor relations activities during the first half of 2025.

Foreign exchange loss

The Company recorded a foreign exchange loss of $15,674 and $91,288 during the respective three and nine-month periods ended September 30, 2025, compared to a foreign exchange loss of $17,697 and $40,113 during the respective corresponding periods in 2024. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest and other income

The Company recognized interest and other income of $26,482 and $33,169 during the respective three and nine-month periods ended September 30, 2025, compared to $925 and $10,205 for the respective corresponding periods in 2024.

Allowance for doubtful accounts

The Company reinstated a previously recorded provision for doubtful accounts of ($10,035) and ($447,015), for the three and nine months ending September 30, 2025, as compared to $nil for the same respective periods in 2024. This reinstatement was the result of a debt settlement with KGL Resources Ltd. (see Note 6 of the Third Quarter Financial Statements).

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2025. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2025	2025	2025	2024
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	($972,872)	($453,957)	($816,156)	($2,075,659)
Net loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.01)

	2024	2024	2024	2023
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	($643,923)	($865,087)	($574,528)	($19,488,433)
Net loss per share	$(0.00)	$(0.01)	$(0.00)	$(0.13)

The Company's net loss for the third quarter of 2025 increased to $972,872 compared to a net loss of $453,957 during the second quarter of 2025. The third quarter of 2025 was impacted by the increase of consulting, management and professional fees of $137,445 and an increase in travel and promotion of $41,972 compared to second quarter of 2025. It was also impacted by the reversal of allowance for doubtful accounts of $436,980 that occurred in Q2 2025 compared to Q3 2025.  The third quarter foreign exchange loss did decrease by $54,535 compared to the second quarter of 2025.

The Company's net loss for the second quarter of 2025 decreased to $453,957 compared to a net loss of $816,156 during the first quarter of 2025. The decrease in net loss in the second quarter of 2025 was significantly impacted by the reversal of allowance for doubtful accounts of $436,980 as well as a decrease in share based payments of $193,991. The second quarter of 2025 did incur an increase in consulting, management and professional fees of $171,118, an increase in employee benefits of $51,221, and an increase in foreign exchange loss of $64,804 compared to the first quarter of 2025.

The Company's net loss for the first quarter of 2025 decreased to $816,156 compared to a net loss of $2,075,659 during the fourth quarter of 2024. The decrease in net loss in the first quarter of 2025 was significantly impacted by the allowance for doubtful accounts of $778,655 recorded during the fourth quarter of 2024. The first quarter of 2025 was impacted by a decrease in consulting, management and professional fees of $229,060, a decrease in employee benefits of $158,224, a decrease in interest and bank charges of $130,798 and a decrease in office and sundry of $88,704 compared to the fourth quarter of 2024.

The Company's net loss for the fourth quarter of 2024 increased to $2,075,659 compared to a net loss of $643,923 during the third quarter. The increase in net loss in the fourth quarter of 2024 was significantly impacted by the allowance for doubtful accounts of $778,655 recorded during the fourth quarter of 2024 compared to $nil during the preceding quarter. In addition, the fourth quarter of 2024 was impacted by an increase in consulting, management and professional fees of $131,185, in office and sundry of $102,309 and in interest charge of $130,700 that was attributed primarily in relation to the disposition of the Makapela project during 2024. Employee benefits increased by $129,165 due to bonuses issued to employees in the fourth quarter of 2024. In addition, the Company's net loss in the third quarter was also reduced by $109,091 as the Company recorded a gain on disposition of property, plant and equipment in that period.

The Company's net loss for the third quarter of 2024 decreased to $643,923 compared to the net loss of $865,087 incurred during the second quarter of 2024. The decrease in the net loss in the third quarter of 2024 was mainly due to a decrease of $156,856 in government fees and taxes recorded in the second quarter of 2024 in relation to the Ngayu project. The net loss for this period further decreased due to a reduction in travel and promotions of $32,244 in the third quarter of 2024 compared to the second quarter of 2024. However, share-based payments increased by $46,103 and consulting, management and professional fees increased by $34,156 in the third quarter of 2024 compared to second quarter of 2024.

The Company's net loss for the second quarter of 2024 increased to $865,087 compared to the net loss of $574,528 incurred during the first quarter of 2024. The increase in the net loss was mainly due to an expense of government fees and taxes of $156,856 with respect to the Ngayu project which reflected in office and sundry expenses. The net loss for this period further increased due to consulting, management and professional fees increasing by $102,025 in the second quarter of 2024 compared to first quarter of 2024.

The Company's net loss for the first quarter of 2024 decreased to $574,528 compared to the net loss of $19,488,433 incurred during the fourth quarter of 2023. The decrease in the net loss was mainly due to an $18,937,830 impairment loss recorded in the fourth quarter of 2023. The decrease in net loss was also impacted by a decrease of $56,594 in consulting, management and professional fees and a decrease of $61,722 in employee benefits. However, share-based payments increased by $54,204 and travel and promotions increased by $67,017.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at September 30, 2025, the Company had cash and cash equivalents of $2,402,393 and working capital of $2,660,360 compared to cash and cash equivalents of $1,498,698 and working capital of $1,388,131 as at December 31, 2024.

During the three and nine-months ended September 30, 2025, the Company incurred exploration expenditures of $1,399,233 and $4,733,549 respectively (three and nine-months ended September 30, 2024 - $1,114,583 and $2,591,622 respectively) and received $nil, for the three and nine-months ended September 30, 2025 (three and nine-months ended September 30, 2024 - $46,465 and $344,959) from the lease agreement with Ding Sheng (see Note 9(a) of the Third Quarter Financial Statements). In addition, during the first half of 2025, the Company received total payments of $500,000 under the agreement for the sale of the Makapela Project (December 31, 2024 - $8,000,000).

See also the discussion under "General" above with respect to the brokered private placement financing completed in May 2025 as well as the advances to be provided under the Arrangement Agreement.

During the nine month period ending September 30, 2025, outstanding warrants to purchase a total of 4,244,600 common shares of the Company were exercised for aggregate gross proceeds of Cdn$2,724,930  These funds are being used by the Company to continue the exploration and advancement of the Company's Imbo Project and for general corporate purposes.

As the Company's business is the exploration of mineral properties, the Company has to operate with limited financial resources and control costs to ensure that funds are available to fund its operations. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company's contractual obligations as at September 30, 2025 are described in the following table:

Contractual obligations	Total	Payments due in less than 1 year	Payments due in 1 to 3 years
Lease	$272,063	$90,322	$181,741
Total	$272,063	$90,322	$181,741

Exploration and Evaluation Expenditures

The following tables provide breakdowns of exploration and evaluation expenditures incurred during the nine-month periods ended September 30, 2025 and 2024, respectively:

	Ngayu Projects	Imbo Project	Total
Balance 12/31/2024	$-	$15,931,144	$15,931,144

Field camps	-	353,089	353,089
Geochemestry	-	476,694	476,694
Geology	-	808,640	808,640
Drilling	-	968,145	968,145
Travel	-	218,681	218,681
Professional fees	-	143,695	143,695
Office and sundry	-	899,977	899,977
Interest and bank charges	-	39,440	39,440
Salaries	-	654,539	654,539
Amortization	-	51,651	51,651
Other	-	87,858	87,858
Expenditures for the period	-	4,733,549	4,733,549
Balance 9/30/2025	$-	$20,664,693	$20,664,693

	Ngayu Projects	Imbo Project	Total
Balance 12/31/2023	$-	$11,562,701	$11,562,701

Field camps	-	271,095	271,095
Geochemestry	-	7,932	7,932
Geology	-	174,026	174,026
Drilling	-	339,361	339,361
Helicopter	-	44,544	44,544
Travel	-	96,687	96,687
Professional fees	-	117,285	117,285
Office and sundry	156,856	960,670	1,117,526
Interest and bank charges	-	134,059	134,059
Salaries	-	340,556	340,556
Amortization	-	48,083	48,083
Other	-	57,324	57,324
Expenditures for the period	156,856	2,591,623	2,748,479
Incidental revenue	-	(344,959)	(344,959)
Exploration expenditure expensed asset	(156,856)	-	(156,856)
Balance 9/30/2024	$-	$13,809,364	$13,809,365

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 13, 2025, the Company had outstanding 181,487,246 common shares, 14,386,000 stock options to purchase common shares and 4,030,855 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Executive Chairman of the Board, the Chief Executive Officer ("CEO"), the Chief Financial Officer, and senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine-months ended September 30, 2025 and September 30, 2024 was as follows:

	For the three months ended		For the nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Salaries and bonus	$407,334	$203,819	$844,059	$659,831
Compensation expense and share-based payments	$40,283	$7,744	$295,305	$121,735
	$447,617	$211,563	$1,139,364	$781,567

b) Other Related Parties

As at September 30, 2025, an amount of $nil relating to advances provided by the Company was due from Arnold Kondrat ("Mr. Kondrat"), the Executive Chairman and a director of the Company (December 31, 2024 - $18,774 was due from Mr. Kondrat related to salary and advances to the Company). Total amount paid to Mr. Kondrat for the three and nine months ended September 30, 2025 was $212,500 and $337,500 respectively (three and nine months ended September 30, 2024 - $62,500 and $187,500 respectively).

As at September 30, 2025, an amount of $414,620 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2024 - $345,462). As a result of liquidity risks associated with the activities of Gentor as at December 31, 2024, the Company determined that a provision was warranted and, therefore, an allowance for doubtful accounts  was recorded in the consolidated statements of loss and comprehensive loss for an amount of $345,462 for year ended December 31, 2024.The driving factors in the determination of the liquidity risks included the fact that Gentor is currently evaluating new business opportunities, does not generate revenues from its operations, has accumulated losses, and relies on equity financing to fund its operations.

The amounts included in due to or from related party are unsecured, non-interest bearing and are payable on demand.

New Accounting Standards Not Yet Adopted

In April 2024, the IASB published a new standard IFRS 18 "Presentation and Disclosures in Financial Statements". The new standard is the result of the so called primary financial statements project, aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The effects of the adoption of IFRS 18 on the Company's financial statements have not yet been determined.

In May 2024, the IASB issued "Amendment to the Classification and Measurement of Finance Instruments (Amendments to IFRS 9 and IFRS 7)" to address matters identified during post-implementation review of the classification and measurements of IFRS 9 Financial Instruments. The amendments are effective from reporting periods beginning on or after January 1, 2026. The Company does not expect the adoption of this amendment to have a material impact on its financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 14 of the Third Quarter Financial Statements.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13(c) of the Third Quarter Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, investments, balances due from related parties, accounts payable, accrued liabilities, the employee retention allowance and lease obligations approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 16(c) of the Third Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable and prepaid expenses. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 16(d) of the Third Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange loss of $15,674 and $91,288 during the respective three and nine-months ended September 30, 2025, compared to a foreign exchange loss of $17,697 and $40,113 during the respective periods ended September 30, 2024, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual information form dated March 31, 2025 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2024, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2024, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2024, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the nine months ended September 30, 2025, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.